PENN SERIES FUNDS, INC.

AMENDMENT TO INVESTMENT SUB-ADVISORY AGREEMENT

THIS AMENDMENT (the “Amendment”) is made and entered into on this 1st day of June 2024, by and between Penn Mutual Asset Management, LLC (the “Adviser”) and Eaton Vance Management (the “Sub-Adviser”).

WITNESSETH:

WHEREAS, the Adviser and the Sub-Adviser are parties to an Investment Sub-Advisory Agreement, dated March 1, 2021 (the “Agreement”), relating to the Large Core Value Fund (the “Fund”), a series of Penn Series Funds, Inc. (the “Company”);

WHEREAS, the parties wish to amend the Agreement to modify (i) the investment sub-advisory fee rates payable to the Sub-Adviser pursuant to Section 3 of the Agreement and (ii) the terms setting forth when sub-advisory fees are due to the Sub-Adviser with respect to the Fund, as set forth in this Amendment; and

WHEREAS, the parties agree that this Amendment, including the modified sub-advisory fee rates set forth herein will be effective June 1, 2024.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants herein contained, the parties hereby agree as follows:

1. Section 3 of the Agreement is deleted in its entirety and replaced with the following:

A. Payment of Fee. For the services Sub-Adviser renders to the Fund under this Agreement, Adviser will pay Sub-Adviser fees based on the average daily net assets of the Fund.

B. Fee Rate. Thirty basis points (0.30%) with respect to the first $150,000,000 of the average daily net assets of the Fund; twenty-five basis points (0.25%) with respect to the next $250,000,000 of the average daily net assets of the Fund; and twenty-two basis points (0.22%) with respect to the average daily net assets of the Fund in excess of $400,000,000.

C. Method of Computation. After the last business day of each calendar month, Sub-Adviser shall send a monthly fee invoice to the Adviser. The fee shall be calculated monthly in arrears for each calendar month based upon the average daily net assets for the month provided by the Custodian. The monthly fee will be computed by multiplying the fraction of actual number of calendar days in the month over the number of calendar days in the year by the annual rate applicable to the Fund as set forth in Exhibit A, and multiplying this product by the average daily net assets of the Fund for the month. A Fund’s net assets, for purposes of the calculations described above, will be determined in accordance with Penn Series’ Prospectus and Statement of Additional Information as of the close of business on the most recent previous business day on which Penn Series was open for business. The fee shall be payable by electronic method in U.S. Dollars promptly upon receiving the invoice.

D. Lowest Fee Warranty. Sub-Adviser represents and warrants that the sub-advisory fee payable under this Agreement (the “Sub-Advisory Fee”) is now and in the future will be equal to the lowest fee (expressed as a percentage of assets under management) then being paid to the Sub-Adviser under any sub-advisory agreement with or relating to a registered investment company (other than an investment company included in a global relationship discount arrangement provided the scope of the overall business relationship between the Sub-Adviser and the client, including the breadth of the products and services provided by the Sub-Adviser or any affiliate and the assets managed by the Sub-Adviser and its affiliates with respect to the global relationship client are not comparable to the services and assets managed hereunder) underlying variable insurance products managed in the Sub-Adviser’s large-cap value style with an initial investment of $200 million or less (including without limitation, those entered into before August 22, 2008) (the “Lowest Third Party Fee”). If at any time, the Sub-Advisory Fee becomes greater than the Lowest Third Party Fee, the Sub-Adviser shall promptly provide written notice, in the manner set forth in Section 28, to the Adviser of the existence of such Lowest Third Party Fee and the Sub-Advisory Fee will be reduced to equal the Lowest Third Party Fee effective as of the date on which the Sub-Advisory Fee became greater than the Lowest Third Party Fee.

2. Except as modified by this Amendment, the Agreement shall remain in full force and effect, and it is hereby ratified and confirmed.

This Amendment may be executed in two or more counterparts which together shall constitute one instrument. The execution and delivery of this Amendment may occur by facsimile or by email in portable document format (PDF) or by other means of electronic signature and electronic transmission, including DocuSign or other similar method, and originals or copies of signatures executed and delivered by such methods shall have the full force and effect of the original signatures.

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their officers designated below as of the day and year first written above.

PENN MUTUAL ASSET MANAGEMENT, LLC		EATON VANCE MANAGEMENT

By:	/s/ Keith G. Huckerby	By:	/s/ Lisa Buhain Winslow
Name:	Keith G. Huckerby	Name:	Lisa Buhain Winslow
Title:	Senior Managing Director & Chief Operating Officer	Title:	Chief Administrative Officer

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